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EXHIBIT (a)(1)(v)

NOTICE OF ELECTION TO WITHDRAW
OPTIONS FROM OFFER TO EXCHANGE

        If you previously elected to accept Entercom Communications Corp. Offer to Exchange and you would like to withdraw your election and reject the offer, you must sign this Notice (or otherwise provide written notice containing the required information) and return it to John C. Donlevie, Executive Vice President, Secretary and General Counsel, at Entercom Communications Corp. before 5:00 P.M. Eastern Daylight Time, on Thursday July 6, 2006, unless the Offer is extended.

To Entercom Communications Corp.:

        I previously received a copy of the Offer to Exchange and the Election to Exchange Form. I signed and returned the Election to Exchange Form, in which I elected to accept Entercom Communications Corp.'s Offer to Exchange. I now wish to withdraw that election and reject your Offer to Exchange.

        By rejecting the Offer to Exchange Certain Outstanding Options, I understand that I will not receive any shares of restricted stock for my Eligible Options and I will retain such options with their existing terms and conditions. These options will continue to be governed by the Entercom Equity Compensation Plan and the existing option agreements between Entercom Communications Corp. and myself.

        I hereby elect to withdraw all of my eligible options from the Offer to Exchange.

        I have completed and signed the following exactly as my name appears on the option agreement governing the grant of the foregoing options.

Optionee's Signature	Date

Print Optionee's Name

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  EXHIBIT (a)(1)(v)
NOTICE OF ELECTION TO WITHDRAW OPTIONS FROM OFFER TO EXCHANGE